Exhibit 8.1
List of Subsidiaries of Telefônica Brasil S.A.

Subsidiaries(1)	Jurisdiction of Incorporation	Ownership Interest (%)
Terra Networks Brasil Ltda.	Brazil	100%
Telefônica Transportes e Logística Ltda.	Brazil	100%
POP Internet Ltda.	Brazil	100%
Vivo Money Fundo de Investimento em Direitos Creditórios	Brazil	100%
Vivo Money Fundo de Investimento em Direitos Creditórios III	Brazil	100%
Vivo Pay Holding Financeira Ltda.	Brazil	100%
Vivo Ventures Fundo de Investimento em Participações Multiestratégia	Brazil	98.00%
Telefônica Cloud e Tecnologia do Brasil S.A.	Brazil	50.01%
Telefônica IoT, Big Data e Tecnologia do Brasil S.A.	Brazil	50.01%
Aliança Atlântica Holding B.V.(1)	Netherlands	50.00%
Companhia AIX de Participações(1)	Brazil	50.00%
Companhia ACT de Participações(1)	Brazil	50.00%
VivaE Educação Digital S.A.(1)	Brazil	50.00%
FiBrasil Infraestrutura e Fibra Ótica S.A.(1)	Brazil	75.01%
GUD Comercializadora de Energia S.A.(1)	Brazil	50.00%
(1) Refers to a jointly controlled entity.